THE DREYFUS CORPORATION
200 Park Avenue
New York, New York  10166

January 16, 2015

Dreyfus Stock Funds
200 Park Avenue
New York, New York  10166

Re:           Expense Limitation

Ladies and Gentlemen:

The Dreyfus Corporation ("Dreyfus"), intending to be legally bound, hereby confirms its agreement in respect of Dreyfus International Small Cap Fund (the "Fund"), a series of Dreyfus Stock Funds (the "Company"), as follows:

Until January 31, 2016, Dreyfus will waive receipt of its fees and/or assume the expenses of the Fund so that the expenses of none of the classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed 1.15% of the value of the Fund's average daily net assets.  On or after January 31, 2016, Dreyfus may terminate this expense limitation at any time.

This Agreement may only be amended by agreement of the Company, on behalf of the Fund, upon the approval of the Board of Trustees of the Company and Dreyfus to lower the net amounts shown and may only be terminated prior to January 31, 2016, in the event of termination of the Management Agreement between Dreyfus and the Company with respect to the Fund.

THE DREYFUS CORPORATION

By:
Bradley J. Skapyak
Chief Operating Officer

Accepted and Agreed To:

DREYFUS STOCK FUNDS,
On Behalf of Dreyfus International Small Cap Fund

By:
James Windels
Treasurer